EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the Three Months Ended
	March 31,
	2007	2006

EARNINGS
Pre-tax income	$5,246	$3,981
Fixed charges	3,152	4,188
Total	$8,398	$8,169
FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$2,816	$3,873
Interest portion of rental expenses	336	315
Total fixed charges	$3,152	$4,188

Ratio of earnings to fixed charges	2.7 x	2.0 x